EXHIBIT 99.1

Endeavour Silver Announces Construction Decision for the Terronera Project in Jalisco State, Mexico; Executes Commitment Letter for Senior Secured Debt Facility of $120 Million

VANCOUVER, British Columbia, April 18, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce the Board of Directors (the “Board”) of the Company has made the decision to proceed with the construction of an underground mine and mill at the Terronera Project in Jalisco state, Mexico. To date, the Company made significant progress on development activities, with long-lead item procurement well advanced and a seasoned team of development personnel established on the ground. Additional activities include onsite delivery of mobile mining equipment, assembly of initial project infrastructure and advanced earthworks with commencement of underground mine access development. All references to dollars ($) in this news release are in United States dollars.

Project Loan Facility

The Company has entered into a Commitment Letter with Societe Generale and ING Bank N.V. with certain definitive terms agreed to for a senior secured debt facility for up to $120 million (the “Debt Facility”). Artemis Capital Advisors has acted as the financial advisor to the Company regarding this transaction, with ING Capital LLC (together with ING BANK N.V. “ING”) and Societe Generale acting as Joint Lead Arrangers. A summary of the key terms of the Debt Facility are as follows:

  Up to $120 million principal amount
  Term of 8.5 years, including a 2-year grace period during the construction phase
  Interest rate of US Secured Overnight Financing Rate (“SOFR”) + 4.50% per annum prior to completion (SOFR + 3.75% per annum upon completion)
  First security ranking over the Terronera Project
  Principal payments are payable in quarterly installments commencing three months after attaining completion of the Terronera Project
  Cash sweep will be applied to 35% of excess cash flow after debt service from completion onwards until $35 million of loan principal has been prepaid
  Certain hedging arrangements are required including hedging up to 68,000 ounces of gold over the initial three operating years
  No hedging requirements apply to the silver production
  Customary financial and debt servicing covenants

“With official Board approval now in hand, the path is cleared to advance construction of the Terronera Project, which will be Endeavour’s next producing mine,” said Dan Dickson, Endeavour’s CEO. “We are very pleased with the financial commitments that Societe Generale and ING have made towards the development of the Terronera Project. After undergoing a comprehensive due diligence process, we secured very competitive financing terms with quality financiers that protect the upside for our shareholders.”

The Debt Facility will include standard and customary project finance terms and conditions regarding fees and conditions precedent to closing (including satisfaction of remaining customary due diligence and other approvals) and remains subject to the completion and execution of definitive loan documentation. Closing of the transaction is expected to occur in the third quarter of 2023. Further details of the Debt Facility will be released upon signing of the final documentation. Technical, environmental, and social due diligence has been completed by Societe Generale and ING to issue their Commitment Letter.

Prior to the Company securing this commitment, the Board approved early expenditures focused on deliberately advancing the Project in a disciplined manner to de-risk various aspects prior to the final construction decision. Proceeding with these early expenditures has reduced inflationary and timing pressures and has also advanced key work that will facilitate ramp-up to full construction.

Updated Development Plans and Initial Capital Costs

Since the Company filed its feasibility study entitled “NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico” dated October 21, 2021 with an effective date of September 9, 2021 (the “Terronera Feasibility Study”), the Company has further evaluated various operating scenarios, cost-benefit initiatives and technologies to optimize the Terronera Project’s operating flexibility and economics. Since 2021, additional cost pressures have emerged from systemic inflation and constrained global supply chains, which have contributed to increased costs of inputs within the mining sector. The Company’s move to assemble an experienced development team has worked to mitigate some of these impacts, and management believes the Company is well-equipped to navigate the current business environment.

Management recommended and the Board has approved the construction of an optimized Terronera Project scenario (the “Revised Scenario”), consisting of a process plant with 2,000 tonne per day (tpd) capacity and an initial capital expenditure cost of $230 million, partially offset by a decrease in sustaining capital to $88.3 million over the life of the mine.  Endeavour expects a 21-month construction period, including 3 to 6 months ramp up to full production with initial production expected in the fourth quarter of 2024.

Area (millions)	2021 Feasibility Study			2023 Revised Scenario			Life of Mine	% Change
	Initial Capex	Sustaining	LOM	Initial Capex	Sustaining	LOM	Variance
Mining	$61.6	$102.5	$164.1	$69.9	$88.3	$158.1	($6.0)	(4%)
Mineral Processing Plant	$37.8	$3.1	$40.9	$48.0		$48.0	$5.0	17%
Site Infrastructure	$24.5		$47.6	$47.6		$47.6	$21.7	94%
Total Direct Costs	$123.9	$105.6	$229.5	$165.5	$88.3	$253.7	$24.1	11%
Owner Costs	$21.7		$21.7	$27.6		$27.6	$5.9	27%
Project Indirect Costs	$17.2		$17.2	$19.9		$19.9	$2.7	16%
Contingency	$12.2		$12.2	$17.6		$17.6	$5.4	45%
Total Indirect Costs	$51.1		$51.1	$65.1		$65.1	$14.0	27%
Total (Direct & Indirect)	$175.0	$105.6	$280.6	$230.4	$88.3	$318.7	$38.1	14%

The increased operating scale and optimization should result in slightly lower operating costs on a per tonne basis compared to the Terronera Feasibility Study. Below is a summary of the optimization work that has been completed on the project cost structure and key components:

  The mine design has been redesigned and mine plan optimized to reduce initial underground mine access development including changing portal locations. These changes were aimed at increasing development efficiencies, improving early ventilation, and reducing surface haulage. Pre-production development quantities increased for scaling the mine to 2,000 tpd.

  The processing plant and tailing storage facility initial capital expenditures have increased primarily for equipment required to achieve 2,000 tpd. These include a SAG Mill, concentrate regrind, and an additional tailings filter. Additional increases have resulted from inflationary costs for steel and other required materials for construction. Further metallurgical testing completed during the basic engineering design phase for the process plant indicate increased estimated silver and gold recoveries by 1.6% and 2.5% respectively, compared to the recoveries in the Terronera Feasibility Study. Certain sustaining capital costs in the Terronera Feasibility Study are now included as operating costs.

  Site infrastructure now includes the Company’s ownership of the liquified natural gas (“LNG”) vaporization and power generation equipment rather than leasing, which was included as an operating lease in the Terronera Feasibility Study. The site infrastructure increase from the Terronera Feasibility Study is also due to additional access road improvements.

  The owner’s costs, project indirect costs and contingency increased based on updated estimates of detailed engineering and overhead expenses. The contingency estimate was revised based on updated quotes and increased confidence in certain estimates and committed costs to date.

“The optimization work on the Project over the past year has captured opportunities for higher throughput and improved metallurgical recoveries. At the same time, technical risks have been mitigated by further study, engineering, testing and early works,” said Don Gray, Endeavour’s COO. “Overall, we are very fortunate we started with pre-development activities well in advance of this construction decision. This has significantly de-risked the Project, as we have been able to secure several procurement contracts before certain inflationary cost spikes and supply chain constraints. Like others in the industry, we are dealing with inflation on the remaining unawarded work. However, such inflation affects a smaller portion of the overall Terronera Project.”

The Company is well-financed to satisfy the financing requirements of the Project, having already invested over $58 million in direct development expenditures to the end of Q1 2023. However, the Company may consider various additional alternatives to raise the required projected capital as required by the terms of the Debt Facility, including a potential cost overrun facility. The revised metrics for the 2,000 tpd plant as compared to the 1,700 tpd plant contained in the 2021 Terronera Feasibility Study are set out in the following table. The Company does not consider these changes to be material to the Company.

2023 Revised 2,000 TPD Plant Compared to 2021 FS
	2023	2021	% Change
Silver Price	20.00	20.00	0%
Gold Price	1,575	1,575	0%
Silver: Gold Ratio	79	79	0%
Operating Statistics
LOM Tonnes Processed LOM (thousands)	7,382	7,380	0%
Life of Mine (Years)	10.0	12.0	(17%)
Average silver grade (g/t)	196	197	(1%)
Average gold grade (g/t)	2.13	2.25	(5%)
Silver equivalent grade (g/t)	364	374	(3%)
Average silver recovery	89.5%	87.7%	2%
Average gold recovery	78.7%	76.3%	2%
LOM payable Ag ounces produced (millions)	39.9	39.3	0%
LOM payable Au ounces produced (thousands)	384	393	(2%)
LOM payable Ag Eq ounces produced (millions)	69.7	70.3	(1%)
Avg annual payable Ag ounces produced (millions)	4.0	3.3	20%
Avg annual payable Au ounces produced (thousands)	38	33	17%
Avg annual payable Ag Eq ounces produced (millions)	7.0	5.9	18%
Capital Expenditure Statistics
Initial Capital Expenditure (millions)	230.4	175.0	32%
Process Capacity (tonnes per day)	1,990	1,700	17%
LOM Sustaining Capital	88.3	105.6	(16%)
Total LOM Project Capital	318.7	280.6	14%
Operating Cost Metrics
LOM Gross Revenue (millions)	1,403.2	1,406.2	(0%)
LOM Gross COS (millions)	596.4	642.5	(7%)
LOM EBITDA (millions)	806.9	756.6	7%
After Tax LOM Free Cash Flow (millions)	316.9	311.4	2%
Cash costs by Product (per silver ounce)	(0.20)	0.59	(134%)
All in sustaining (per silver ounce)	2.15	3.24	(34%)
Cash costs by Silver Equivalent (per silver ounce)	8.50	9.14	(7%)
All in sustaining Silver equivalents (per silver ounce)	9.84	10.62	(7%)
Total Direct Production Costs (per Tonne)	80.43	87.06	(8%)
Mining Costs (per tonne)	29.26	30.96	(7%)
Processing Costs (per tonne)	23.38	25.47	(8%)
General and Administrative (per tonne)	9.32	10.90	(14%)
Treatment & Refining Charges (per tonne)	14.36	15.26	(6%)
Royalty Costs (per tonne)	4.47	4.46	(0%)

Community Activities

The Company’s Terronera community relations team maintains an active community relations program, social engagement programs and environmental management program. A recruitment campaign has been initiated to hire local workers from communities in the direct area of influence within the region and a training program for locals is in development to prioritize the hiring of locals. Additionally, the team has held, and continues to hold, multi-stakeholder meetings with different levels of government.

Local municipal and ejido authorities are very supportive of the Terronera Project, which they view as a welcome source of employment for hundreds of people from the surrounding communities. They recognize that the Company will bring skilled employment to this region and create opportunities for local sub-contractors, suppliers and other service providers.

In addition, to ensure responsible development of the Terronera Project, the Company is adhering to the Equator Principles (“EP4”), a risk management framework that helps ensure that large scale development or construction projects appropriately consider potential impacts on society and the environment. As part of the process, we have been working on the management plans for procurement, community relations, environment, risk control, and health and safety for the various stages of construction. We will complete the environmental and social impact assessment in early 2024, which will identify impacts on the different stages of the Project. For more details on how the Company is applying EP4, you can learn more on the Company blog here.

Technical Disclosure

The scientific and technical information contained in this news release has been reviewed and approved by Dale Mah, P.Geo., Vice President Corporate Development, and Don Gray, SME-RM., Chief Operating Officer, both Qualified Persons as defined under NI 43-101.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

About Artemis Capital Advisors – Artemis Capital Advisors, based in New York City, is a financial advisory firm providing tailored corporate and project finance advice to companies in the metals and mining sectors. The Artemis team has over 50 years of collective experience in mining investment banking and proven expertise in commodity markets, having executed transactions with a combined value of over $4 billion to date. To learn more visit www.artemis.llc

About Societe Generale – Societe Generale has a longstanding and well-established track record in providing financial advisory services and arranging capabilities in relation to project financing, in multiple sectors across the world, including the Metals and Mining Industries. Societe Generale supports the entire value chain from mining extraction to metals transformation to downstream industries focused on decarbonization, sustainability and full life cycle solutions.

About ING – ING serves corporate clients and financial institutions in over 40 countries, pairing local and global insight with sector knowledge and financial expertise. As part of the Commodities, Food & Agriculture sector group, through the Metals, Mining & Fertilizers subsector, ING services clients who operate mines, smelters, and refining facilities and produce tradable and relatively liquid commodities. Through in-depth industry knowledge ING seeks to add value to its clients through corporate and structured financing solutions, as well as solutions related to working capital management, trade finance, financial markets, capital markets, and advisory services.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project, including anticipated terms and timing of the Debt Facility, estimated Project economics, Terronera’s forecasted operations, costs and expenditures, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the completion of Societe Generale’s and ING’s due diligence requirements; the final terms of the Debt Facility and the Company’s ability to successfully drawdown under the Debt Facility; the ongoing effects of inflation and supply chain issues on Project economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the ability of the Company to successfully secure a debt facility, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the Project’s forecasted economics as of 2023, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.